UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 11-K

_________________

☑ ANNUAL REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻ TRANSITION REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission File Number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan
(Full title of plan)

SAGA COMMUNICATIONS, INC.

(Name of issuer of the securities held pursuant to plan)

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Full address of its principal executive office)

REQUIRED INFORMATION

THE SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). IN LIEU OF THE REQUIREMENTS OF ITEMS 1, 2 AND 3 OF FORM 11-K FOR ANNUAL REPORTS, THE FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN FOR THE TWO YEARS ENDED December 31, 2025 and 2024, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA, ARE INCLUDED IN THIS REPORT.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2025 and 2024

Page

Report of Independent Registered Public Accounting Firm	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits – December 31, 2025 and 2024	5
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2025 and 2024	6
Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE:
Schedule H line 4(i) - Schedule of Assets (Held at End of Year)	15

Other Information:
Exhibit Index	16
Signatures	17
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

We have served as the Plan’s auditor since 2016.

Farmington Hills, Michigan

June 29, 2026

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets

Investments, at fair value	$36,085,059	$34,231,156
Investments, at contract value	11,424,075	11,384,761

Receivables:
Employer contributions	305,874	290,728
Notes receivable from participants	308,976	335,344
Total receivables	614,850	626,072
Net assets available for benefits	$48,123,984	$46,241,989

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2025	2024
Additions to net assets attributed to
Investment income:
Interest, dividends and capital gains	$2,651,559	$2,009,703
Net realized and unrealized appreciation in fair value of investments, net	2,853,102	594,350
Interest income on notes receivable from participants	22,439	26,523
Participant contributions	2,379,935	2,259,561
Rollover contributions	410,312	1,359,381
Employer contributions	305,874	290,728
Total additions	8,623,221	6,540,246

Deductions from net assets attributed to
Benefit payments	6,741,226	4,002,518
Total deductions	6,741,226	4,002,518

Net increase in net assets	1,881,995	2,537,728
Net assets available for benefits:
Beginning of year	46,241,989	43,704,261
End of year	$48,123,984	$46,241,989

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2025 and 2024

1. Description of Plan

The following description of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Saga Communications, Inc. (the “Company”) is the plan sponsor. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all eligible employees who have completed 90 days of employment and reached the age of twenty-one.  All newly hired eligible employees are automatically enrolled to defer 3% of their pay unless they choose a different amount.  The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Principal Financial Group (“Principal”) is the Plan’s trustee and recordkeeper.  The plan administrator has overall responsibility for the operation and administration of the Plan.

Contributions

Contributions to participants’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants are able to designate all or a portion of their 401(k) elective deferral contributions as pre-tax elective deferral contributions or Roth elective deferral contributions.  No reduction was required for corrective distributions of excess contributions and related earnings for the years ended December 31, 2025 and 2024, in order to meet the necessary compliance requirements under ERISA and IRS rules.  If any refunds were made for 2025 and 2024 they would be presented in the statement of changes in net assets available for benefits for the related year.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed in the form of Saga Communications, Inc. Class A Common Stock. The participant may immediately transfer those dollars to other investment options.

For the 2025 and 2024 plan years, the Company made discretionary contributions of $305,874 and $290,728, respectively, which was allocated to participants up to a maximum of 25% of the first 7.5% of qualified earnings contributed by the participant for the related plan year, not to exceed $1,200 for those participants employed at the end of the 2025 and 2024 plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter in which the loan originates plus 1%.  The current range of interest rates for outstanding notes receivable from participants is 4.25% - 9.5%.  Principal and interest are paid ratably through payroll deductions and are credited to the participant’s account.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined in the Plan, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum and the Plan allows for self-certification of such qualified hardships.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to the administration of participant distributions are charged directly to the participant’s account and are reported as part of benefit payments.  Total administrative expenses for December 31, 2025 and 2024 were $41,506 and $38,239, respectively.  Investment-related expenses are included in net appreciation of fair value of investments. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan also receives fee concessions from administrative providers which are reported as part of investment income. These funds are allocated to participant accounts and reported as part of the appreciation in their investments. Total fee concessions for December 31, 2025 and 2024 were $45,385 and $47,792, respectively.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Contributions

Contributions from participants and the associated Company matching contributions are recorded in the year in which the employee contributions are withheld from compensation.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –     Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –

Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for assets measured at fair value as of December 31, 2025, and 2024:

Mutual Funds – The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Saga Common Stock– The Saga common stock is the Company’s Class A common stock valued at the closing price reported on the NASDAQ exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual Funds	$34,127,309	$—	$—	$34,127,309
Saga Common Stock	1,957,750	—	—	1,957,750
Investments at fair value	$36,085,059	$—	$—	$36,085,059

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$32,481,982	$—	$—	$32,481,982
Saga Common Stock	1,749,174	—	—	1,749,174
Investments at fair value	$34,231,156	$—	$—	$34,231,156

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund – Investment Contract with Insurance Company

The Plan contains an investment in the Principal Fixed Income Guaranteed Option (“Fund”), which is supported by a group annuity contract with Principal Life Insurance Company.  While guarantees are supported by the general account of Principal Life, participants do not participate in the investment experience or performance of the general account.  The rate credited to accounts is a composite weighted average of underlying guarantees provided in the contract.  Each underlying guarantee is in effect for its full maturity, which may vary.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Under this contract participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value within reasonable timeframes. The contract is effected directly between the plan sponsor and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the contract is considered to be benefit responsive.

The Fund is an insurance company issued, general account backed, group annuity with no maturity date. Upon a discontinuance of the contract, contract value would be paid no later than 12 months from the date the Plan Sponsor provides notice to discontinue. This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a fair value adjustment does not apply upon discontinuance. There are not any specific securities in the insurer’s general account that back the liabilities of this annuity contract. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Income Contract (GIC) and therefore there are not any known cash flows that could be discounted.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value within 12 months of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 12 months or over time.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

5.Income Tax Status

The underlying non-standardized pre-approved plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2014-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS pre-approved plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

6.Risks and Uncertainties

The Plan provides investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.Related Party and Party in Interest Transactions

The Plan provides for an investment option in the Class A common stock of the Company.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

During the years ended December 31, 2025, and 2024 the Plan recorded dividend income of $167,176 and $259,232, respectively, from the Company’s shares.

Supplemental Schedule

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-3042953Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2025

	(b) Identity	(c ) Description of Investments,
	of Issue, Borrower,	Including Maturity Date, Rate of		(e ) Current
(a)	Lessor or Similar Party	Interest, in fair value of investments	(d) Cost (1)	Value

*	Principal Fixed Income Guaranteed Option	Investment Contract		$11,424,075
*	JP Morgan Large Cap Growth R6 Fund	Mutual Fund		4,423,288
*	Vanguard Equity Income Admiral Fund	Mutual Fund		4,394,345
*	Fidelity 500 Index Fund	Mutual Fund		3,889,373
*	MFS International Diversification R3 Fund	Mutual Fund		3,533,780
*	Thornburg Strategic Income T6 Fund	Mutual Fund		3,087,345
*	Fidelity Advisor Total Bond I Fund	Mutual Fund		2,888,532
*	Fidelity International Index Fund	Mutual Fund		2,427,185
*	Fidelity US Bond Index Fund	Mutual Fund		2,129,017
*	Fidelity Mid Cap Index Fund	Mutual Fund		1,474,848
*	Fidelity Small Cap Index Fund	Mutual Fund		1,148,629
*	Allspring Special Mid Cap Value A Fund	Mutual Fund		1,108,563
*	T. Rowe Price Diversified Mid-Cap Growth Fund	Mutual Fund		1,054,709
*	Fidelity Advisor Small Cap Value I Fund	Mutual Fund		993,276
*	Putnam Small Cap Growth A Fund	Mutual Fund		821,958
*	American Funds New Work R2 Fund	Mutual Fund		724,874
*	Cohen & Steers Realty Shares Fund	Mutual Fund		27,587

*	Saga Communications, Inc.	Common Stock		1,957,750
*	Participant loans receivable	Interest rates 4.25% - 9.5%		308,976
	Total investments			$47,818,110

(1)	Cost is not required for participant-directed investments.
*	Principal Financial Group, including associated funds, participants and the Company are parties-in-interest.

EXHIBIT TO REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of UHY LLP

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed electronically herewith).

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed electronically herewith).

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed electronically herewith).

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed electronically herewith).

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed electronically herewith).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN
Date: June 29, 2026	/s/ Annette Calcaterra
Annette Calcaterra Vice President of Human Resources and Plan Administrator

Date: June 29, 2026	/s/ Catherine Bobinski
Catherine Bobinski Senior Vice President and Chief Accounting Officer